Exhibit 99(a)(1)(M)

Dear [Employee],

In connection with the Exchange Offer, under which you can exchange certain stock options you may hold, which we notified you about on January 12, 2016, we wanted to make you aware that we will have a Schwab representative available to answer any questions you may have about the Exchange Offer.  The Schwab representative will be available [in our office/by phone/by email] on [date(s)].  Please email Schwab at  castlightappointments@schwab.com to book a time to speak with the Schwab representative.

Please note that the Schwab representative will be acting as an independent advisor to employees, and is not representing or speaking on behalf of Castlight. In the event that demand exceeds capacity allocated above, we will try to schedule additional time with the Schwab advisors.

Regards,

Jennifer Chaloemtiarana